AM
3-30-2004

04018084

SEC COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Everest 1, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 9th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ron Itin (212) 425-2670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5 Hillside Avenue	Tenafly	New Jersey	07670
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM
3-30-2004

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Everest 1, Inc., as of February 27, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARIBEL LEPIANI
Notary Public, State of New York
No. 01LE6078190
Qualified in New York County
Commission Expires July 28, 2006
February 27 2004

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVEREST 1, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

EVEREST 1, INC.

DECEMBER 31, 2003

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Everest 1, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest 1, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Banker Associates, P.C.

February 20, 2004

EVEREST 1, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$173,880
Receivable from broker	206,679
Marketable security (Note 2)	9,450
Prepaid expenses	16,342
Due from officers	52,000
Furniture, fixtures & equipment, less accumulated depreciation of $41,234	148,475
Other assets	132,904
	$739,730

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 22,796
Payroll taxes payable	25,895
Accrued expenses	229,891
Income taxes payable	62,622
Deferred income taxes payable	38,345
Total liabilities	379,549
Commitments (Note 4)	
Stockholders' equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	109,270
Additional paid-in-capital	28,000
Retained earnings	246,561
Accumulated other comprehensive loss:	
Unrealized loss on available for sale securities	(23,650)
Total stockholders' equity	360,181
	$739,730

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Commissions	$ 4,760,108
Interest income	1,053
	4,761,161
Expenses:	
Officers' and employees' compensation and benefits	3,690,591
Regulatory fees and expenses	37,424
Communications and data processing	170,573
Interest	9
Occupancy	106,433
Other expenses	402,833
	4,407,863
Net income before income taxes	353,298
Provision for income taxes (Note 5)	107,708
Net income	$ 245,590

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance – beginning	$109,270	$ 28,000	$ 971	($ 23,100)	$ 115,141
Net income			245,590		245,590
Unrealized loss on securities	-	-	-	(550)	(550)
Balance - ending	$109,270	$ 28,000	$ 246,561	($ 23,650)	$ 360,181

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operations:	
Net income	$ 245,590
Add adjustment to reconcile net income to net cash provided by operations:	
Depreciation	15,249
Deferred income taxes	38,345
Increases in assets and in liabilities:	
Receivable from broker	(100,109)
Prepaid expenses	(6,906)
Other assets	(126,121)
Accounts payable	11,612
Payroll taxes payable	14,672
Accrued expenses	115,495
Income taxes payable	59,197
Net cash provided by operations	267,024
Cash flows from investing activities:	
Purchase of furniture, fixtures & equipment	(125,969)
Cash flows from financing activities:	
Increase in due from officers	(52,000)
Increase in cash	89,055
Cash – beginning	84,825
Cash – end	$173,880
Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ 9
Income taxes	$ 6,740

See notes to financial statements.

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

Note 1: Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note 2: Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures & Equipment

Furniture, fixtures & equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2: Summary of Significant Accounting Policies-Continued

Investments

The Company accounts for its investments as "available-for-sale" in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Investments are reported at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity.

Note 3: Revolving Line of Credit

The Company has a $100,000 revolving line of credit, of which all was unused at December 31, 2003. Bank advances on the credit line are payable over 36 months and carry an interest rate of 1% to 6% over prime. The credit line is personally guaranteed by the shareholders of the corporation.

Note 4: Commitments

Leases

The Company leases its two premises under operating leases expiring June 2006 & March 2014. The lease expiring June 2006 additionally requires the payment of real estate taxes and increases based upon the consumer price index. The lease offers a renewable option for an additional five-year period. Rents under the lease expiring March 2014 commence April 2004. The lease requires the payment of real estate taxes and specific operating expenses. Additionally, the Company leases assets and licenses information systems under various operating leases expiring September 2005 through December 2006. Rental expense under all operating leases and licensing agreements was $110,806. Future minimum lease payments under operating leases and licensing agreements are as follows:

Note 4: Commitments - continued

December 31,	
2004	$ 366,582
2005	402,813
2006	324,595
2007	171,600
2008	171,600
Thereafter	1,017,900
	$2,455,090

Note 5: Income Taxes

The Company has approximately $18,000 in New York Liberty Zone business employee credits available to offset future Federal taxes. The credits expire December 2023.

The current and deferred portions of the income tax expense included in the statement of income:

	Current	Deferred	Total
Federal	$16,374	$21,212	$ 37,586
State and local	52,989	17,133	70,122
	$69,363	$38,345	$107,708

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company had net capital of $46,681, which was $23,935 in excess of its required net capital of $22,746. The Company's aggregate indebtedness to net capital as defined was 731%.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying financial statements of Everest 1, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 20, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, P.C.

February 20, 2004

EVEREST 1, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital		
Total stockholders' equity qualified for net capital		$ 360,181
Add other (deductions) or allocable credits – Deferred income taxes payable		38,345
Total capital and allocable subordinated liabilities		398,526
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	$ 148,475	
Due from officers	52,000	
Prepaid expenses	16,342	
Other assets	132,904	
Total deductions		349,721
Net capital before haircuts on securities		48,805
Haircuts on securities		2,124
Net capital		$ 46,681
Aggregate indebtedness:		
Total aggregate indebtedness liabilities		$ 341,204
Computation of basic net capital requirement		
Minimum net capital required		$ 22,746
Excess net capital		$ 23,935
Excess net capital at 1,000%		$ 12,560
Percentage of aggregate indebtedness to net capital		731%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)

There is no difference between the Company's computation of net capital and the focus report.